

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 3, 2017

Jason W. Aiken
Chief Financial Officer
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042-4513

      Re: General Dynamics Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed February 6, 2017
           File No. 001-03671

Dear Mr. Aiken:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Melissa Raminpour

                     Melissa Raminpour
                     Branch Chief
                     Office of Transportation and Leisure